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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 14D-1
                                (AMENDMENT NO. 2)
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       VWR SCIENTIFIC PRODUCTS CORPORATION
                            (Name of Subject Company)
                               EM SUBSIDIARY, INC.
                          EM LABORATORIES, INCORPORATED
                         MERCK KGaA, DARMSTADT, GERMANY
                                    (Bidders)
                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)
                                    918435108
                      (Cusip Number of Class of Securities)
                                STEPHEN J. KUNST
                          VICE PRESIDENT AND SECRETARY
                               EM SUBSIDIARY, INC.
                       c/o EM LABORATORIES, INCORPORATED.
                                 7 SKYLINE DRIVE
                            HAWTHORNE, NEW YORK 10532
                                 (914) 592-4660
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                              KLAUS H. JANDER, ESQ.
                           RICHARD T. MCDERMOTT, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                                  July 8, 1999

                         (Continued on following pages)

                               (Page 1 of 4 pages)
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    This Amendment No. 2 (this "Amendment") amends and supplements the Tender
Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), which was originally filed with the Securities and Exchange Commission (the "Commission") on June 14, 1999 by Merck KGaA, Darmstadt, Germany, a corporation organized under the laws of Germany ("Merck KGaA"), EM Laboratories, Incorporated, a New York corporation and an indirect subsidiary of Merck KGaA ("Parent"), and EM Subsidiary, Inc., a Pennsylvania corporation and a wholly owned subsidiary of Parent ("Purchaser"), as amended and supplemented by Amendment No. 1 thereto, which was filed with the Commission on July 2, 1999, relating to Purchaser's tender offer for all outstanding shares of Common Stock, par value $1.00 per share, of VWR Scientific Products Corporation, a Pennsylvania corporation (the "Issuer"), at $37.00 per share, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 1999, a copy of which has been filed as Exhibit (a)(1) to the Schedule 14D-1, and in the related Letter of Transmittal, a copy of which has been filed as Exhibit (a)(2) to the Schedule 14D-1.

    All capitalized terms used in this Amendment shall have the meanings attributed to them in the Schedule 14D-1. The item number and responses thereto are in accordance with the requirements of Schedule 14D-1.

ITEM 10. ADDITIONAL ITEMS TO BE FURNISHED.

    Items 10(b) and (c) are hereby amended and supplemented as follows:

    In a press release dated July 8, 1999, EM Industries, Incorporated, the parent company of Parent, announced that in connection with the currently pending tender offer by Parent's wholly owned subsidiary, Purchaser, for all outstanding shares of the Issuer, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act expired at 11:59 p.m. on July 7, 1999. A copy of the press release is attached hereto as Exhibit (a)(9) and incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    Item 11 is hereby amended and supplemented as follows:

    (a)(9) Text of Press Release, dated July 8, 1999.
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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 8, 1999


                            EM SUBSIDIARY, INC.


                            By:      /s/ Dieter Janssen
                                     ------------------------------------------
                            Name:    Dieter Janssen
                            Title:   President





                            EM LABORATORIES, INCORPORATED



                            By:      /s/ Stephen J. Kunst
                                     ------------------------------------------
                            Name:    Stephen J. Kunst
                            Title:   Vice-President & Secretary





                            MERCK KGaA, DARMSTADT, GERMANY



                            By:      /s/ Klaus-Peter Brandis
                                     ------------------------------------------
                            Name:    Klaus-Peter Brandis
                            Title:   Departmental Director (Abteilungsdirektor)
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                                  EXHIBIT INDEX

EXHIBIT

(a)(9) Text of Press Release, dated July 8, 1999.